TOSCO FINANCING TRUST

                  Prospectus Supplement dated March 2, 1998
                     to the Prospectus dated March 26, 1997


     The Selling Holders selling Offered Securities pursuant to this Prospectus Supplement and certain information concerning the sale of the Offered Securities are as follows:

                                                          Number of Offered
Selling Holder               Offered Securities Owned     Securities to be Sold


Fidelity Financial Trust:             429,000                     429,000
Fidelity Convertible
Securities Fund*

Fidelity Hastings Street              258,200                     258,200
Trust: Fidelity Fund*

Fidelity Devonshire Trust:             76,600                      76,600
Fidelity Equity-Income Fund*

Fidelity Puritan Trust:                13,900                      13,900
Fidelity Balanced Fund*

Fidelity Advisor Series J:              3,200                       3,200
Fidelity Advisor Growth &
Income Fund*

Fidelity Management Trust Company      14,800                      14,800
on behalf of accounts managed by it**

Variable Insurance Products Fund III:   8,700                       8,700
Growth & Income Portfolio*

Total                                 804,400                     804,400

* The entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company ("FMR Co."). FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of such Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly-owned subsidiary of FMR Corp. ("FMR"), a Massachusetts corporation. THE HOLDINGS ARE AS OF FEBRUARY 24, 1998.

**   Shares indicated as owned by such entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company ("FMTC") serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. THESE HOLDINGS ARE AS OF FEBRUARY 24, 1998.

     Because the Selling Holders may offer all or some portion of the above referenced security pursuant to this Prospectus or otherwise, no estimate can be given as to the amount or percentage of such securities that will be held by the Selling Holders upon termination of any such sale. In addition, the Selling Holders identified above may have sold, transferred or otherwise disposed of all or a portion of such securities since February 24, 1998 in transactions exempt from the registration requirements of the Securities Act of 1933. The Selling Holders may sell all, part or none of the securities listed above.


     The above-listed securities will be sold to purchasers by the Selling Holders. There are no special arrangements or agreements with any brokers/dealers regarding the sale of the Offered Securities. The Selling Holders do not have, and during the past three years have not had, any material relationship with Tosco Corporation or any of its affiliates.


             The Date of this Prospectus Supplement is March 2, 1998